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October 22, 2009

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Scott Anderegg

Re:	WebMediaBrands Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 13, 2009
File No. 000-26393

Ladies and Gentlemen:

We write this letter on behalf of our client WebMediaBrands Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated October 19, 2009.

We have repeated the Staff’s comments below in italics for ease of reference in reviewing the responses in this letter. All of the page number references in the comment responses below are to the revised preliminary proxy solicitation materials filed by WebMediaBrands via EDGAR concurrently with this letter.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 22, 2009

Preliminary Proxy Statement on Schedule 14A

Projected Financial Information, page 23

1.	We note your response to comment 5 in our letter dated October 8, 2009 and the inclusion of your 2009 projected financial information. We further note your statement on page 23 that you have provided “the material portions” of your 2009 projections. Please provide to us a description of the information that you exclude from your disclosure. We may have further comments after reviewing your response.

WebMediaBrands respectfully submits that it has provided the material portions of its 2009 projections, such that investors have the important information they might need to help analyze the transaction. We believe that this level of information is consistent with good disclosure practice and plain English, in that it provides stockholders with clear presentation of the material bases for Moelis’ analyses of the transaction. The material portions consist of revenues, EBITDA and EBITDA margin, reflecting top-line dollars coming in to the business and its bottom line earnings and margin. In addition, WebMediaBrands believes these are the metrics on which investors and analysts typically value similarly situated companies.

The remaining components of the projections that were not provided consist of detailed line items, including specific categories of expenses, some of which are cash expenses and some of which are not. In light of the presentation of the top and bottom line metrics, we respectfully submit that the omission of these detailed line items is not material to stockholders. This is because the impact of most of the omitted items is already reflected in the bottom line EBITDA numbers.

The specific line items in the Company’s projections for the business that it has not disclosed are:

•	Cost of sales;

•	Gross margin;

•	Advertising, promotion and selling expense;

•	General and administrative expense;

•	Depreciation expense;

•	Amortization of intangibles;

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 22, 2009

•	Impairment of intangibles;

•	Operating income (loss);

•	Realized gain / (loss) on investments and other;

•	Interest expense;

•	Interest income;

•	Net income/(loss);

•	Operating margin;

•	Advertising, promotion and selling expense as a percentage of revenue; and

•	General and administrative expense as a percentage of revenue.

We respectfully submit that these individual detailed line items and amounts would not add to a stockholder’s understanding of the value of the Internet.com business. In fact, adding multiple smaller line items and amounts to the disclosure could potentially mislead stockholders, by burying the important top and bottom-line numbers in a larger table that’s harder to understand.

2.	We also note your disclaimer that the “projected financial information does not take into account any factual circumstances or events occurring after the date they were prepared…” To the extent that you are aware of changes occurring after the date the projections were prepared that would impact the information disclosed, you should provide additional disclosure to discuss those changes. For example, due to the passage of time, if you are aware of changes to your results of operations, please disclose them.

WebMediaBrands is not aware of changes occurring after the date the projections were prepared that would impact the information disclosed in any material way. To clarify this point, WebMediaBrands has revised its disclosure in the first paragraph on under the heading “Projected Financial Information” on page 23 of the proxy materials to delete the disclaimer that the projections do not take into account any changes since they

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 22, 2009

were prepared. Additionally, WebMediaBrands has added a sentence to the paragraph immediately preceding the table on page 24 explaining that, as of the date of the proxy statement, WebMediaBrands is not aware of any circumstances or events that would materially change the projections but that such events could occur after the date of the proxy statement.

***********

On behalf of WebMediaBrands, we respectfully submit that the foregoing is appropriately responsive to the comments of the Staff.

If the Staff has any further comments, please direct them to the undersigned at your earliest convenience. Thank you.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Alan M. Meckler

Mitchell Eisenberg, Esq.